TSX-V: AVU US OTC: AVPMF FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520	F: (888) 889-4874

September 5, 2024		NR 06 – 2024

Avrupa Minerals Closes $350,000 Private Placement

Vancouver, BC – September 5, 2024 – Avrupa Minerals Ltd. (TSXV:AVU) (“Avrupa” or the “Company”) is pleased to announce that it has closed the private placement as announced on August 14 and August 23, 2024.

The Company raised $350,000 from the sale of 10,000,000 Units at $0.035 per Unit.  Each Unit is comprised of one common share and one common share purchase warrant.  Each common share purchase warrant entitles the holder to purchase one common share for $0.10 per common share until September 5, 2027.  The common share purchase warrants are non-transferable.  All securities are subject to a four-month hold expiring on January 6, 2025.  The Company did not pay any finders’ fees.

A director of the Company purchased or acquired direction and control over a total of 371,429 Units under the private placement. The placement to this person constitutes a “related party transaction” within the meaning of TSX Venture Exchange Policy 5.9 and Multilateral Instrument 61-101 -Protection of Minority Security Holders in Special Transactions (“MI 61-101”) adopted in the Policy. The Company has relied on exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of related party participation in the placement as neither the fair market value (as determined under MI 61-101) of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involved the related parties, exceeded 25% of the Company's market capitalization (as determined under MI 61-101).

The proceeds from the issuance of the Units will be used by the Company to fund drilling and exploration programs in Finland (approximately 130,000 euros/C$197,000), to fund ongoing operations in Portugal and Kosovo, and for general corporate purposes.  None of the proceeds will be utilized for investor relations activities and no-payments will be made to non-arms-length parties of the Company.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company directed to discovery of mineral deposits, using a hybrid prospect generator business model.  The Company holds one 49%-owned license in Portugal, the Alvalade VMS Project, presently optioned to Sandfire Portugal in an earn-in joint venture agreement.  The Company holds one 100%-owned exploration license covering the Slivova gold prospect in Kosovo and is actively advancing four prospects in central Finland through its partnership with Akkerman Finland Oy.  Avrupa focuses its project generation work in politically stable and prospective regions of Europe, presently including Portugal, Finland, and Kosovo.  The Company continues to seek and develop other opportunities around Europe.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.  Mr. Kuhn, the QP, has not only reviewed, but prepared and supervised the preparation or approval of the scientific and technical content in the news release.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.